Exhibit 99

Magna, Lyft Partnership Announcement March 15, 2018 Revised as of March 19 , 2018

Forward Looking Statements We disclose "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") to provid e information about management's current expectations and plans. Such forward - looking statements may not be appropriate for other purposes. Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, object ives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may" , " would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressi ons suggesting future outcomes or events to identify forward - looking statements. Forward - looking statements in this document include, but are not limited to, statements relating to: • the expected benefits of our co - development partnership with Lyft, including acceleration of autonomous driving technology, enhancement of ADAS development and ability to attract top talent; and • our ability to capitalize on growth in new mobility solutions and autonomous driving, including commercialization of new technologies; and Our forward - looking statements are based on information currently available to us, and are based on assumptions and analyses mad e by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriat e i n the circumstances. While we believe we have a reasonable basis for making such forward - looking statements, they are not a guarantee of future performance or outcomes. Whether actual res ults and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the ef fects of which can be difficult to predict, including, without limitation: • competition in autonomous driving and new mobility markets; • our ability to consistently develop innovative products or processes; • our ability to attract and retain highly - skilled personnel; and • the illiquidity of our equity investment in Lyft. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any f orward - looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such for war d - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in our Annual Information Form filed with securities commissions in Ca nada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings.

Magna and Lyft to Develop Self - Driving Technology 3 • First - ever partnership between an automotive supplier and a ridesharing company to jointly develop self - driving technology • Multi - year collaboration • Exclusive arrangement for Magna to p rovide Lyft fleet with self - driving kits created jointly in this partnership • Partnership could have tangible and meaningful impact on new mobility ecosystem Magna’s Unique Capabilities Make us an Ideal Partner

Lyft is a Key Player in Ridesharing 5 • World - class engineering team in Silicon Valley • Opportunity to deploy self - driving technologies • Large and rapidly expanding ridesharing network • Access to vast amounts of data • Strong ability to attract talent

Magna Uniquely Positioned for New Mobility 6 • Deep vehicle systems knowledge across various product lines • Only supplier capable of building complete vehicles • Proven ability to auto - qualify new technologies • Leader in vision - based ADAS • MAX4 platform demonstrates self - driving vehicle knowledge

Democratize Access to Potentially Transformative Technology Partnership Goals 8 • Speed and focus on bringing self - driving system to market • Leverage each other’s core strengths • Share data and know - how • Proliferate self - driving vehicle software

Increases our Profile as a Mobility Technology Company Benefits to Magna 9 • Exclusive arrangement to outfit Lyft’s fleet with respect to self - driving kits created jointly in this partnership • Accelerates our development of real - world self - driving technology by using vast amounts of data • Enhances development of Magna’s ADAS capabilities • Leverage self - driving knowledge to help support all customers • Increases ability to attract top talent

Financial Highlights of Transaction 10 • $200 million equity investment in Lyft • Multi - year agreement • Magna and Lyft jointly fund and develop self - driving systems • Magna’s investment in Lyft and share of the partnership’s R&D expenditures assumed in our 2018 - 2020 outlook Strengthens our Position in the New Mobility Ecosystem

Magna Well - Positioned for New Mobility IN SUMMARY: Magna and Lyft Partnership • Unique agreement between two leaders in mobility • Creates opportunity in emerging new mobility landscape • Positions Magna at the forefront of change • Supports our building blocks strategy